UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 29, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2014 annual general meeting (“AGM”) of 中 國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機 場賓館二樓四季廳), No. 368 Yingbin (1) Road, Shanghai, the People’s Republic of China (“PRC”) at 9:30 a.m. on Tuesday, 16 June 2015, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the announcement of the Company dated 23 April 2015):

1.	Ordinary Resolution: “THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2014.”

2.	Ordinary Resolution: “THAT, to consider and approve the report of the supervisory committee of the Company (the “Supervisory Committee”) for the year 2014.”

3.	Ordinary Resolution: “THAT, to consider and approve the financial reports of the Company for the year 2014.”

4.	Ordinary Resolution: “THAT, to consider and approve the Company’s profit distribution proposal for the year 2014.” (Note 1)

5.	Ordinary Resolution: “THAT, to consider and approve the appointment of the Company’s PRC domestic auditors and international auditors for financial reporting for the year 2015, and to authorise the Board to determine their remuneration.”

6.	Ordinary Resolution: “THAT, to consider and approve the appointment of the Company’s auditors for internal control for the year 2015, and to authorise the Board to determine their remuneration.”

7.	Special Resolution: “THAT, to consider and approve the resolution on granting of a general mandate to the Board to issue bonds:

It was agreed that the Board be and is hereby granted a general and unconditional mandate to issue debt instruments in one tranche or multiple tranches, within the cap amount of issuance stipulated under applicable laws:

(1)	Debt instruments shall include but not be limited to corporate bonds, super short-term commercial paper, short-term commercial paper, mid-term notes, offshore Renminbi bonds or US dollar bonds. However, bonds to be issued or debt instruments to be issued under this mandate shall not include bonds which are convertible into shares of the Company.

(2)	Issuer: The Company and/or its wholly or non-wholly owned subsidiaries. The exact issuer shall be determined by the Board based on the needs in the particular issuance.

(3)	Issue size: Debt instruments shall be issued under this mandate within the cap amount of bond issuance stipulated under applicable laws, subject to the outstanding amount of each type of debt instrument. The actual size of issue shall be determined by the Board based on funding requirements and market conditions.

(4)	Maturity and class of issue: Not more than 15 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. The actual composition of maturity and the size of each class of the bonds shall be determined by the Board based on relevant requirements and market conditions.

(5)	Use of proceeds: It is expected that the proceeds from such issuance shall be used for purposes in compliance with laws and regulations, including satisfying the production and operation needs of the Company, adjusting debt structure, supplementing working funds and/or project investment. Details of the use of proceeds shall be determined by the Board based on funding requirements.

(6)	Valid term of mandate: One year from the approval of this resolution by the shareholders of the Company (the “Shareholders”) in a general meeting of the Company.

If the Board and/or its delegate(s) has decided to proceed with issuance(s) within the valid term of the mandate, and the Company has obtained issuance approval, permission or registration from regulatory bodies within the valid term of the mandate, the Company may complete the relevant issuance within the valid term confirmed under any of such approval, permission or registration.

(7)	Authorisation to be granted to the Board

An authorisation be and is hereby granted generally and unconditionally to the Board, based on the specific needs of the Company and other market conditions:

(i)	To determine the issuer, type, specific class, specific terms, conditions and other matters, including but not limited to the actual issue size, the actual total amount, currency, issue price, interest rates or the formula for determining the interest rates, place of issuance, timing of the issue, maturity, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, rating arrangements, guarantees, due dates for principal and interest payments, use of proceeds, underwriting arrangements and all matters relating to the issue.

(ii)	To take all such acts and steps as considered to be necessary and incidental to this issuance, including but not limited to the engagement of intermediary(ies) to represent the Company in application to relevant regulatory bodies for approval, registration, filing etc. in relation to this issuance, sign all necessary legal documents for this issuance, and handle other matters in relation to the issuance, arrangement of principal and interest payments within the duration of the bonds, and trading and listing.

(iii)	To approve, confirm and ratify the acts and steps stated above taken in connection with the issuance.

(iv)	To make corresponding adjustments to the detailed plan of the issue of the bonds and other relevant matters within the scope of the mandate to be granted to the Board in accordance with opinions of regulatory authorities or the existing market conditions, in the event of any changes in the policy of regulatory authorities on the issue of bonds or any changes in market conditions, save for the matters that are subject to Shareholders’ re-voting at the Shareholders’ meeting under relevant laws, regulations and the articles of association of China Eastern Airlines Corporation Limited;

(v)	To determine and handle, upon completion of the issuance, matters in relation to the listing of the debt instruments which have been issued.

(vi)	To approve, sign and distribute announcements and circulars in relation to this issuance and disclose relevant information, pursuant to the governing rules applicable at the place of listing of the Company.

(vii)	To adjust the currency structure and interest rate structure of the bonds based on the market conditions within the duration of the bonds.”

8.	Special Resolution: “THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:

(a)	the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with the domestic shares (“A Shares”) and the overseas listed foreign shares (“H Shares”) of the Company, and to make offers, enter into agreements or grant options in respect thereof, subject to the following conditions:

(i)	such mandate shall not extend beyond the Relevant Period save that if the Board during the Relevant Period makes the issuance resolutions, such issuance may complete beyond the Relevant Period after obtaining all necessary approvals from relevant PRC government authorities by the Company which may take longer time than the Relevant Period;

(ii)	the number of the A Shares and H Shares approved by the Board to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not, respectively, exceed 20% of the existing A Shares and H Shares as at the time of approval of this resolution by the Shareholders; and

(iii)	the Board will only exercise such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and the Company will complete such issuance only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b)	for the purposes of this special resolution:

“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution;

(ii)	the expiration of the 12-month period following the passing of this special resolution; and

(iii)	the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the Shareholders in a general meeting.

(c)	contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorised to increase the registered capital of the Company to reflect the number of shares authorised to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the articles of association of the Company (the “Articles of Association”) as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete the formalities required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

9.	Ordinary Resolution: “THAT, to consider and approve the “China Eastern Airlines Corporation Limited satisfies the conditions for non-public issuance of A Shares to specific subscriber《關於中國東方航空股份有限公司符合向特定對象非公開發行A股股票條件的議案》”. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015.”

10.	Special Resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A Shares to specific subscriber by China Eastern Airlines Corporation Limited《關於中國東方航空股份有限公司向特定對象非公開發行A股股票方案的議 案》”.

The major details of the aforesaid plan in this Resolution are as follows:

10.01 Class of shares to be issued and nominal value:

A Shares with nominal value of RMB1.00 per A Share.

10.02 Method of issue:

Non-public issue and will be issued accordingly within 6 months to specific subscriber after the approval from CSRC has been obtained.

10.03 Target subscriber and method of subscription:

The new A Shares to be issued under the Additional A Shares Issue will be issued for subscription by not more than ten (including ten) specific investors who are not related. The subscription price shall be paid in cash.

10.04 Number of new A Shares to be issued and issue size:

The Company proposes to issue not more than 2,329,192,546 new A Shares (including 2,329,192,546 Shares). The amount of gross Proceeds from the Additional A Shares Issue is expected to be not more than RMB15,000,000,000 (including RMB15,000,000,000). The number of new A Shares to be issued under the Additional A Shares Issue will be adjusted in cases of ex-rights or ex-dividend matters, e.g. distribution of dividend, bonus issue, capitalisation of capital reserve and rights issue, during the period from the Price Determination Date to the date of issue of such new A Shares.

10.05 Price determination date, issue price and basis of determination of issue price:

The price determination date of the new A Shares under the Additional A Shares Issue is the date of the Board’s resolution passed at the 11th meeting of the 7th session of the Board (i.e. 23 April 2015).

The issue price of the new A Shares under the Additional A Shares Issue will be not less than RMB6.44 per A Share, being not less than 90% of the average trading price per A Share as quoted on the Shanghai Stock Exchange for the Price Determination Period (which is calculated by dividing the total turnover of the A Shares during the Price Determination Period by the total trading volume of the A Shares during the same period).

The issue price will be adjusted in cases of ex-rights or ex-dividend matters during the period from the Price Determination Date to the date of issue of such new A Shares. The actual issue price will be determined by the Board after the necessary approvals for the Additional A Shares Issue from the CSRC have been obtained and in accordance with the price bidding method under the Implementing Rules for Non-public Share of Listed Companies and the authorization granted by the shareholders and the provisions of the relevant laws and administrative laws and regulations and other regulatory documents and the market conditions, having regard to the price offered by the subscribers and based on the price priority principle and in consultation with the sponsor (lead underwriter).

10.06 Lock-up period:

No disposal of any new A Shares to be issued pursuant to the Additional A Shares Issue within a period of 12 months from the date of issue of such A Shares.

10.07 Place of listing:

The new A Shares to be issued pursuant to the Additional A Shares Issue will be listed and traded on the Shanghai Stock Exchange.

10.08 Use of proceeds:

The Company intends to use the Proceeds (after deducting the relevant expenses) for the following purposes:

		Unit: million

		Proposed
	Total amount	amount of
	of capital	Proceeds
Intended use of proceeds	required	to be applied
	(RMB)	(RMB)
1. purchase of 23 aircraft	12,139	12,000
2. repayment of financial institution loans	3,169	3,000

Total	15,309	15,000

Purchase of 23 aircraft project

The Company proposes to apply the Proceeds of RMB12 billion to purchase 23 aircraft.

According to the “Circular Regarding the Scrolling Adjustment Scheme on Air Transport Fleet of China Eastern Airlines Corporation Limited for 2014–2018 (Min Hang Ji Fa [2014] No. 13)《關於下發中國東方航空股份有限公司2014– 2018年運輸機隊規劃滾動調整方案的通知》(民航計發[2014]13號)” issued by the development and planning department of Civil Aviation Administration, the Company can buy 29 passenger aircraft with more than 250 seats and 204 passenger aircraft with seats between 100 and 200 during the approval period. 23 aircraft to be purchased by the Company by using the Proceeds in year of 2016 include Airbus A321 (short-medium route), Boeing B737-800 (short-medium route) and Boeing B777-300ER (long route), all of which are key aircraft series of the Company. The total consideration for the purchase is USD1.976 billion (equivalent to approximately RMB12.139 billion), among of which RMB12 billion will be paid by the Proceeds.

Repayment of financial institution loans

The Company proposes to apply the Proceeds of RMB3 billion to repay the financial institution loans in the following order:

		Balance of	Balance of
Number	Financial Institution	loan	loan (Note)	Due date
		(USD)	(RMB)
		ten thousand	ten thousand
1	Changning branch of Industrial and Commercial Bank of China	14,000.00	86,007.60	2015-6-22
2	Shanghai first branch of China Construction Bank	6,913.95	42,475.13	2015-7-31
3	Shanghai branch of Hong Kong and Shanghai Banking Corporation	5,000.00	30,717.00	2015-8-2
4	Shanghai first branch of China Construction Bank	6,720.10	41,284.26	2015-9-29
5	Shanghai branch of Hong Kong and Shanghai Banking Corporation	5,898.33	30,717.00	2015-10-8
6	Shanghai branch of China Development Bank	8,057.01	36,235.82	2015-12-13
7	Shanghai branch of Bank of China	8,057.01	49,497.40	2015-12-18

	Total	51,589.38	316,934.21

Note:	All the loans above are denominated in U.S. dollar, an exchange rate of USD 1 to RMB6.1434 on 1 April 2015 is used to calculate the above RMB amount.

In the event that the actual amount of Proceeds raised under the Additional A Shares Issue is less than the total amount of Proceeds proposed to be applied to the Projects set out above, the Company will use self-raised funds to fund the shortfall. The actual amount of Proceeds will be applied to the Projects in the following percentage: the purchase of 23 aircraft and repayment of financial institution loans shall account for 80% and 20% of the actual amount of Proceeds, respectively. In the event that the actual amount of Proceeds raised under the Additional A Shares Issue is more than the total amount of Proceeds proposed to be applied to the Projects set out above, the surplus will be used to supplement the working capital of the Company.

Before the Proceeds from the Additional A Shares Issue are available, the Company may first fund part of certain Projects by self-raised funds to capitalise on market opportunities, which funds shall then be exchanged with the Proceeds from the Additional A Shares Issue when they are available.

10.9	Arrangement relating to the distributable profits of the Company accumulated but not declared:

Both existing and new shareholders of the Company will be entitled to the distributable profits of the Company accumulated but not declared proportionate to their shareholding in the Company after completion of the Additional A Shares Issue.

10.10	Valid period of the authorisation in respect of the Additional A Shares Issue:

The authorisation will be valid for 12 months following the date of approval of the Additional A Shares Issue at the Shareholders’ meeting.”

11.	Special Resolution: “THAT, to consider and approve the “Plan for the non-public issuance of A Shares by China Eastern Airlines Corporation Limited《關於中國東方航 空股份有限公司非公開發行A股股票預案的議案》”. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015.”

12.	Ordinary Resolution: “THAT, to consider and approve the “Explanation on the use of the proceeds of the previous fund raising activities《關於前次募集資金使用情況的說 明的議案》”.Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015.”

13.	Ordinary Resolution: “THAT, to consider and approve the “Authorization to the Board and its authorized representative(s) at the Shareholders’ meeting to proceed with the matters relating to the non-public issuance of A Shares《關於提請股東大會授權董事 會及其授權人士全權辦理本次非公開發行A股股票的相關事宜的議案》”. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015.”

The authorization includes but is not limited to the following:

(1)	to formulate and implement specific plans according to terms and conditions set out in Resolution No. 10 above and the specific circumstances at the time of issuance of the new A Shares;

(2)	in the event of changes in the policies of the relevant regulatory authorities in relation to the non-public issuance of shares or changes in the market conditions, to make appropriate adjustments to such plans as described in Resolution No. 10 above;

(3)	to determine the issue price and the numbers of the shares to be issued within the scope of Resolutions No. 10 above and in accordance with the regulatory requirements of CSRC and the regulatory authorities;

(4)	to amend the proposals in relation to the issuance of new A Shares and the use of proceeds, and to approve and execute corresponding amendments to the relevant financial reports and other application documents according to the requirements of the governing authorities and regulatory authorities;

(5)	where necessary, to enter into any share subscription agreements and supplemental agreements (if applicable) or other relevant legal documents with the subscribers and decide their respective effective date;

(6)	to handle the relevant application issues arising from the issuance of new A Shares with the engaged professional parties including the sponsor in accordance with the policies of relevant governing authorities;

(7)	to make consequential amendments to the provisions in relation to the issuance of new A Shares in the Articles of Association in accordance with the actual situation of the issuance and register the same with the Administration for Industry and Commerce; and to handle relevant registration, lock-up and application for listing of the new A Shares with the Shanghai Stock Exchange and Shanghai branch of China Securities Depository and Clearing Corporation Limited after the completion of the issuance of the new A Shares;

(8)	to adjust the arrangements for the Projects within the scope of the resolution passed by the Shareholders’ meeting and in accordance with the requirements from the relevant competent department and the actual situation of the securities market;

(9)	to the extent permitted by applicable laws, regulations, relevant constitutional documents and the Articles of Association, to handle all other matters incidental to the issuance of new A Shares;

(10)	the authorizations described in paragraphs (1) to (9) above shall be valid for a period of 12 months from the date of passing of this Resolution, and that the authorized representative(s) of the Board under this Resolution be the Chairman and/or the Vice-Chairman of the Company.”

14.	Ordinary Resolution: “THAT, to consider and approve the “ Feasibility report on the use of proceeds raised from the non-public issuance of A Shares by China Eastern Airlines Corporation Limited《關於中國東方航空股份有限公司非公開發行A股股票募集資金 使用可行性報告的議案》”. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015.”

15.	Ordinary Resolution: “THAT, to consider and approve the “Future plan for return to the Shareholders for the coming three years (2015–2017) by China Eastern Airlines Corporation Limited《關於中國東方航空股份有限公司未來三年(2015–2017年)股 東回報規劃的議案》”.Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015.”

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

Shanghai, the PRC
30 April 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Sandy Ke-Yaw Liu (Independent non-executive Director), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director) and Ma Weihua (Independent non-executive Director).

Notes:

1.	Profit distribution proposal for the year ended 31 December 2014

The Board does not recommend the payment of dividend for the financial year ended 31 December 2014.

2.	Persons entitled to attend the AGM

Persons who hold H shares of the Company and are registered as holders of the H shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on 15 May 2015 will be entitled to attend the AGM upon completion of the necessary registration procedures. Notice will be made to the holders of the A shares of the Company separately.

3.	Registration procedures for attending the AGM

(1)	Holders of the H shares of the Company shall deliver their written replies for attending the AGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the place of business of the Board Secretarial Office of the Company located at Room 307, China Eastern Airlines Building No. 1 (Next to Terminal One of Shanghai Hongqiao International Airport), 92 Konggang 3rd Road, Changning District, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) from 9:00 a.m. to 4:00 p.m. on 26 May 2015 (if by facsimile) or between 19 May 2015 to 26 May 2015 (if by post). If proxies are appointed by Shareholders to attend the AGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

4.	Appointing proxies

(1)	Shareholders who have the right to attend and vote at the AGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)	The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar not less than 24 hours before the time scheduled for the holding of the AGM before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any Shareholder, such proxies shall not vote at the same time.

5.	Duration of the AGM

The AGM is expected to last for half a day. Shareholders or their proxies attending the AGM shall be responsible for their own accommodation and travel expenses.

6.	Closure of books

The H share register of members of the Company will be closed from 16 May 2015 to 16 June 2015, both days inclusive, during which period no transfer of the H shares will be effected. Where applicable, holders of the H shares of the Company intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on 15 May 2015.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

7.	Abstention from voting

No person is required to abstain from voting in respect of any of the resolutions set out in the notice.

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